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                                 SONOMA SYSTEMS
                          4640 ADMIRALTY WAY, SUITE 600
                            MARINA DEL REY, CA 90292

                                October 16, 2000


Mr. Raymond A. Be, Mailstop 4-7
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Judiciary Plaza
Washington, D.C. 20549


         Re:     SONOMA SYSTEMS:  REGISTRATION STATEMENT ON FORM S-1
                 FILE NO.:  333-31192
                 FILED ON : FEBRUARY 28, 2000 AND AMENDED BY AMENDMENT NO. 1 ON
                            MARCH 8, 2000

Dear Mr. Be:

         The undersigned, as Executive Vice President, Chief Financial Officer and Chief Operating Officer of Sonoma Systems (the "Company"), hereby informs the Securities and Exchange Commission that the Company has determined that it is no longer in its best interests to proceed with the above-referenced Registration Statement.

         Therefore, the Company hereby requests that the above-referenced Registration Statement be withdrawn as soon as practicable. This will confirm on behalf of the Company that in connection with such Registration Statement, the Company has not offered to sell or sold any securities in violation of the registration provisions of the Securities Act of 1933, as amended.

         Thank you for your courtesy and cooperation in this matter.

                                       Very truly yours,

                                       /s/ Steven M. Waszak

                                       Steven M. Waszak
                                       Executive Vice President, Chief Financial
                                       Officer and Chief Operating Officer

cc:      NASD